

January 8, 2010

Mr. J. Michael Kirksey
Executive Vice President and
        Chief Financial Officer
Endeavour International Corporation
1001 Fannin Street, Suite 1600
Houston, TX 77002

>   **Re: Endeavour International Corporation**
>   **Registration Statement on Form S-3**
>   **File No. 333-163781**
>   **Filed December 16, 2009**

Dear Mr. Kirksey:

    We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Warrants, page 34

1.   Warrants may not be issued for "other securities" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. The registration statement must identify all of the underlying classes of securities to which the warrants relate. Please revise your document accordingly.

2.   If you intend to offer units comprised of warrants and other specified securities, revise the fee table, prospectus cover page, and other related disclosure accordingly. Ensure that you provide sufficient details, as applicable. In that regard, we refer you to your statement that you may issue warrants "together with other securities that may be attached to . . . the warrants."

Exhibits 5.1 and 5.2

3.   Each time that you do a takedown of any of these securities, you must file as exhibits all applicable unqualified opinions of counsel relating to any securities you are taking down. Please confirm that you will file at the time of each takedown all appropriate unqualified opinions, and that none will contain any inappropriate assumptions.

4.   Please obtain and file revised or new opinions of counsel to cover all securities that are being offered and sold, including (1) any units and (2) any securities into or for which any securities covered by the registration statement may be convertible or exercisable. For example, we note that the opinion filed as exhibit 5.1 explicitly excludes any security into which the listed securities may convert.

5.   Similarly, ensure that the opinions relate only to those securities that you plan to offer and sell under this registration statement. In that regard, the opinion filed as exhibit 5.1 opines on the legality of purchase contracts. However, the registration statement does not appear to cover purchase contracts.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

        S. Griffith Aldrich, Esq.
        44-20-7065-6001